April 7, 2011

Jeff Jaramillo

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3030

Re: Infrared Systems International

Form 10-K for the fiscal year ended September 30, 2010

Filed January 13, 2011

Form 10-Q for the period ended December 31, 2010

Filed February 18, 2011

Form 8-K/A filed February 15, 2011

Form 8-K dated August 30, 2010

Form 8-K filed April 16, 2010

Form 8-K filed April 21, 2010

File No. 333-147367

Dear Mr. Jaramillo:

The following are our responses to your comment letter of March 10, 2011.

Form 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1.     We see from your response to our prior comment 1 that you impaired the note during the fourth quarter ended September 30, 2010. Please tell us how you accounted for the note in your June 30, 2010 balance sheet.

ANSWER: The note was an asset of the subsidiary IAI. As was discussed with the Commission previously, we believed (inaccurately) that since the assets of the subsidiary IAI were to be distributed at a later date to the pre-transaction shareholders of record, we eliminated the asset from the consolidated balance sheet as we did not want to mislead future investors. Since that filing, we have come to understand its need to remain on the consolidated balance sheet until the actual distribution. Since the note became delinquent in the fourth quarter, we fully impaired the note in that period. We will file a corrected Form 10-Q for the period ended June 30, 2010, to accurately reflect this.

2.     We see from your response to our prior comment 2 that you determined the fair value of the acquisition to be approximately $310,000 with goodwill comprising $305,000 of that amount. We also see that you determined that the goodwill was imparted and was written off in the fourth quarter ended September 30, 2010. Consistent with your response, we note that your statements of operation for the three and nine month periods ended June 30, 2010 included in your Form 10-Q for the period ended June 30, 2010, do not reflect the goodwill impairment charge. However, we note that your balance sheet at June 30, 2010 included in that same Form 10-Q does not reflect the $305,000 of goodwill as an asset.

•       Please tell us where you reflected the goodwill of $305,000 related to the Focus acquisition on your balance sheet as June 30, 2010.

ANSWER: The goodwill was eliminated from our balance sheet during the consolidation of our financial statements. A corrected Form 10-Q for the period ended June 30, 2010 will be filed.

•       Tell us when you performed the goodwill analysis, concluded that the goodwill was impaired, and recorded the charge.

ANSWER: The goodwill analysis was performed in the third quarter. A corrected Form 10-Q for the period ended June 30, 2010 will be filed.

•       Tell us how you intend to correct your Form 10-Q for the period ended June 30, 2010 to correctly reflect these events.

ANSWER: It was our understanding, based on discussions with the Commission, that a revised filing to our Form 10-Q for the period ended June 30, 2010 was not necessary. Our understanding was that we were to accurately reflect the charges to our balance sheet and other financial statements in our Form 10-K for the period ended September 30, 2010, which we did. We will file a corrected Form 10-Q for the period ended June 30, 2010 to accurately reflect the events.

Form 8-K/A filed February 15, 20011

3.     Please provide the interim financial statements as of and for the period ended March 31, 2010, and for the required corresponding interim period of the preceding year, as required by Rule 8-04 and Rule 8-03 of Regulation S-X.

ANSWER: The additional financial statements will be filed in an amended Form 8-K/A.

(b) Pro Forma Financial Information

4.     We note your disclosure that a final determination of the required accounting adjustments, including the allocation of the purchase price has not been made as of the dates of the pro forma’s. Please explain.

ANSWER: We made an error in the disclosure. It should have read that “…fair values, has been made…”. We regret the error and will amend the filing to correct this.

Pro Forma Balance Sheet

5.     We note that your pro forma Balance Sheet does not include any adjustments to reflect the assets of Focus Systems consistent with your purchase accounting as presented as part of footnote 5 to your Form 10-K for the year ended September 30, 2010. Please explain and revise to include adjustments to reflect assets and liabilities that were not purchased from ProPalms, the fair value adjustments made as part of your purchase accounting, etc. Confirm to us whether, as part of your purchase of the stock of Focus Systems, you acquired the liabilities included on Focus Systems balance sheet as of March 31, 2010.

ANSWER: Our pro forma is consistent with our filings. The March 31, 2010 Condensed Balance Sheet reflects net assets for Focus Systems of $14,000. This is consistent with the depreciation schedule for those assets at that point in time. Following the completion of the acquisition of 100% of the assets and liabilities of Focus Systems from ProPalms, the Company reviewed the actual current value of the assets and chose to impair the assets to their current value rather than maintain the higher book value.

6.     Please explain your adjustment to Preferred stock, while we see that it appears you are adjusting to eliminate the Preferred shares, your total line does not appear to foot across.

ANSWER: The totals do not foot across. The Preferred shares should have indicated zero in the elimination and the amount of 1,167 should have footed across from the Common shares. These line items will be corrected in the amended filing.

7.     Please also revise to reference each adjustment to footnotes explaining the nature of each adjustment, including any calculations necessary to understand the adjustment.

ANSWER: We will expand the information contained in our footnotes to better explain the adjustments made in consolidation. This will be reflected in our amended filing.

Pro Forma Statement of Operations

8.     We see that the pro forma revenues presented as part of your pro forma statement of operations is significantly higher than your reported revenues since the acquisition and it appears that this is largely because of the significant ISP revenues that Focus previously reported. Please describe to us the nature of the ISP revenues, whether you have continued to earn similar revenues since the acquisition and your plans at the acquisition date regarding the business from which Focus generated the ISP revenues.

ANSWER: The ISP revenues encompassed a business unit whose operation was discontinued in 2008, well in advance of a sale to ProPalms and subsequently to the Company. Future ISP revenues will be dependent on Focus’ ability to either purchase an existing asset with ISP revenues or its ability to identify an ISP company in need of management. As of this date, Focus remains open to the possibility; however, with the current economic climate and the Company’s current ability to raise enough capital for such an acquisition, future ISP revenues remain unlikely at this time.

Form 10-K for the year ended September 30, 2010

Item 1. Business, page 3

Infrared Applications, page 4

9.     Please reconcile your disclosure herein that royalties from Kollsman were $85,600 in fiscal 2010 with $109,190 of royalty revenue reported on your Statements of Operations and your disclosure on page 24 where you state that during the years ended September 30, 2010 and 2009, 59% and 100% of your royalty revenues were generated through a single licensee, respectively.

ANSWER: The disclosure on page 4 is correct and reconciles to the number of units sold during those periods. The difference between Kollsman revenue and total revenue was revenue from another source. The disclosure on page 24 should have read “…46% and 100% of revenues were generated through a single licensee, respectively.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 11

Plan of Operation in the Next Twelve Months, page 13

10.  We note your disclosure that recent changes with your VoIP distribution has enabled you to reduce expenses and allow for quicker deployment. Please revise in future filings to more fully explain to investors the changes you have implemented that result in significant decreases in costs and quantify the amount of savings as part of your results of operations.

ANSWER: We will revise our future filings to more fully explain the changes made and implemented that result in significant decreases in cost and to quantify the amount of savings.

Selling, General and Administrative Expenses, page 12

11.  We note your discussion that other general and administrative expenses increased to $140,765 in 2010, a 328% increase that is primarily attributed to an increase in utilities, rent, and taxes. However, we noted your discussion on page 22 that rent increased from $5,400 to $10,200 and your tax footnote does not appear to indicate any significant payment or increase in tax payments. Please explain the nature of the increase in cost further. Revise future filings as necessary.

ANSWER: The discussion on page 12 should have indicated equipment lease expense and insurance, rather than utilities, rent, and taxes. We regret the error and will correct this in revised and future filings.

Financial Statements, page 15

Report of Independent Registered Accounting Firm, page 15

12.  We see that the opinion provided by Child, Van Wagoner & Bradshaw refers to their audits as of and for the periods ended September 30, 2009 and 2008. Please amend your Form 10-K to provide your predecessor auditors opinion that only covers the periods in the 10-K. i.e. an opinion as of and for the year ended September 30, 2009.

ANSWER: We will request this from the previous auditor and amend the Form 10-K as appropriate.

Note 1. Summary of Significant Accounting Policies, page 21

Accounts Receivable, page 21

13.  We see that your Focus subsidiary recorded bad debt expense of approximately $140,000 during the fiscal year ending September 30, 2011. It is unclear to us what these aged receivables relate to since it did not appear from your purchase accounting for Focus that you recorded any receivables, nor did it appear that you recorded these significant revenues and receivables subsequent to the purchase of Focus. Please tell us what these receivables relate to, whether you acquired these receivables as part of the purchase of Focus, or if they were recorded subsequent to the purchase date. Please also tell us how you accounted for the related revenues.

ANSWER: The bad debt was recorded against services revenues during the fiscal year and prior to the acquisition of Focus by the Company. No receivable were impaired following the acquisition and all remain collectable.

Revenue Recognition, page 22

14.  We see from your disclosure that revenues derived from Focus Systems are billed on a monthly basis. Your disclosure does not indicate, however, when revenues are earned. Please revise to indicate the nature of the services provided, the terms of your agreements, including the services provided, the period over which you provide the services, and your determination regarding when you earn the related revenues in accordance with SAB 104. Please similarly revise your discussion included as part of your Results of Operation.

ANSWER: Service are billed, delivered, and earned in the same month. We will update our discussion to reflect this and the other necessary information.

15.  In this regard, we noted that you recorded approximately $60,000 of the $75,000 in total service revenues for the fiscal year in the fourth quarter. Please explain the significant increase in the fourth quarter, e.g. tell us if you signed any new contracts for service during the period.

ANSWER: The total service revenues reported included the entire fiscal year. The fourth quarter was consistent to the prior quarter.

16.  We also see that you generated some revenues from consulting arrangements where you assembled existing equipment and readied the assembled equipment for shipment. We note your disclosure that you recognize this revenue when the equipment has been assembled, there is an agreed upon price and collection is reasonably assured. Please tell us if you recognize the related revenues gross or net, and explain your accounting basis for the method you determined appropriate. Please also tell us the amount of relate consulting revenues recognized in fiscal 2010 and 2009. Lastly, please tell us how you recognize the related expenses, we note your discussions of significant cost overruns related to this project on page 5, tell us how you classified these related expenses.

ANSWER: The revenues generated were based on a one time service provided and were recorded at the gross amount of services rendered. The cost overruns were related to time and accounted for as an expense in our income statement.

Item 9A. Controls and Procedures, page 26

(b) Changes in Internal Controls, page 26

17.  We see that you disclose there were changes in your internal control over financial reporting that may have materially affected your internal control over financial reporting during the fourth quarter of the year. Please amend you 10-K to disclose those changes that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We refer you to Item 308(c) of Regulation S-K.

ANSWER: There were no changes in the fourth quarter. We will amend our Form 10-K to accurately reflect the correct internal control over financial reporting at that time.

(c) Management’s Report on Internal Control over Financial Reporting, page 26

18.  The discussion you included in Management’s Report on Internal Control over Financial Reporting section of your Form 10-K does not appear to fully comply with Item 308 of Regulation S-K since it does not include management’s conclusion as to whether your internal control over financial reporting was effective or was not effective at the date of your evaluation, it only indicates that you determined that material weaknesses exist. Please amend you 10-K to provide the required management’s report on internal control over financial reporting that includes a conclusion regarding the effectiveness of your internal control over financial reporting, including a statement that your principle executive and principle financial officer(s) concluded that your internal control over financial reporting is not effective as of September 30, 2010 (the end of your most recent fiscal year). We refer you to Item 308(a)(3) of Regulation S-K.

ANSWER: We regret the error and will amend our Form 10-K according.

19.  We note the disclosure relating to your evaluation of the effectiveness of your disclosure controls and procedures as of September 30, 2009 based on the criteria established by COSO. Please note that management’s evaluation under the requirements of Item 308 of Regulation S-K should be of the effectiveness of your internal control over financial reporting and not on disclosure controls and procedures, as currently disclosed. Also your assessment should be as of the end of your most recent fiscal year (i.e. September 30, 2010), not September 30, 2009 as currently disclosed. Please amend your 10-K to address the aforementioned.

ANSWER: We regret the error and will amend our Form 10-K according and to indicate our lack of segregation of duties.

20.  Disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness, and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

ANSWER: We will amend our Form 10-K to provide additional detail of the material weakness (primarily our lack of segregation of duties) and the step necessary and/or events required for us to be able to remedy the material weakness.

Form 8-K dated August 30, 2010, filed December 20, 2010

21.  We see that you purchased a 50% interest in the stock of AquaLiv on December 16, 2010 for $400,000 paid in the form of 400,000 shares of Series A Preferred Stock. Please tell us why the 8-K is dated August 30, 2010.

ANSWER: The August 30, 2010 date is incorrect. It was apparently an oversight on our part. We have subsequently filed an amended 8-K to include financial statements for AquaLiv.

22.  We note your disclosure that the financial statements for AquaLiv, Inc. will be produced in an amended 8-K to be filed within 71 calendar days from the date following the filing of the 8-K, as provided in Rule 8-04(b) of Regulation S-X. Please provided us with the results of your significance tests under rule 8-04 of Regulation S-X and tell us how many years of financial statements you are preparing. Please confirm that you will also provide the pro forma financial information required by Rule 8-05 of Regulation S-X. Tell us when you anticipate filing such financial statements.

ANSWER: Significance test table listed below. We determined that 2 years of audited financial statements were required. We filed these statements, along with the applicable pro forma financial information on March 11, 2011.

Infrared Systems International Acquisition of AquaLiv Rule 8-04 Significance test Period Ending FY September 30, 2010

	IFRS	AquaLiv	Combined	% of Combined

Investments	22,042	400,000	422,042	94.8%

Assets	22,042	14,936	36,978	40.4%

Absolute Net Income	1,008,604	4,587	1,013,191	0.5%

Form 10-Q for the period ended December 31, 2010

Financial Statements, page 3

Statements of Operations, page 4

23.  We see that sales increased significantly during the period, and that is primarily related to what you refer to as ‘Sales’ of $114,217. We note that this is a new, separate line item on the statement of operations, but do not see any related discussion of the nature of the sales and your related revenue recognition policies in the footnotes to your financial statements. In addition, we also note that as part of your Results of Operations on page 10, you state only that sales revenues were added for the first time and comprises approximately 80% of your revenue for the period. Please tell us the nature of the revenue generating activities and your related revenue recognition policies.

ANSWER: The sales revenue was directly related to the acquisition of AquaLiv. Sales are billed, paid, and shipped in the same period each month. We will increase our disclosures in future filings to better explain the nature and source of sales revenue.

Statements of Cash Flows, page 5

24.  Please tell how you have reflected the goodwill impairment in the cash flows from operation activities section of the statement.

ANSWER: The impairment was included in our operation expenses from the statement of operations. We offset this with the proceeds of capital stock issuance.

25.  Please describe to us the transaction from which you recorded the proceeds of capital stock issuance – i.e., tell us whether you issued common or preferred shares for cash during the period. If, as it appears, the amount relates to your acquisition of AquaLiv, then it would not be reported as a financing activity, but rather it should be reported as an investing activity. Please explain.

ANSWER: The issuance for the AquaLiv transaction was preferred shares. We will correct our 10-K to reflect this as an investing activity rather than a financing activity.

Note 5. AquaLiv Acquisition, page 6

26.  We note your discussion on page 8 that you purchased 50% of the outstanding stock of AquaLiv in exchange for 400,000 shares of Preferred stock, however we do not see any discussion in the footnotes regarding your accounting for the acquisition.

•       Please explain to us how you have accounted for the acquisition of AquaLiv.

ANSWER: The acquisition was accounted for using consolidation accounting.

•       Please specify if you have accounted for the acquisition as a business combination in accordance with FASB ASC 805 and 810 or as an equity method investment in accordance with FASB ASC 323, and other applicable guidance.

ANSWER: We have accounted for the acquisition as a business combination in accordance with FASB ASC 805.

•       Please explain your basis for your accounting conclusion, citing the applicable accounting literature used in your assessment.

ANSWER: The transaction was recorded in accordance with FASC ASC 805 at its fair market value in that the cash, computer equipment, and inventory were recorded at their fair market value on the date of the acquisition. Any impairment from that date through the quarter ending was written off to its net realizable value in the statement of operations.

Item 4. Controls and Procedures

(b) Changes in Internal Controls, page 11

27.  We see that you disclosed there were changes in you internal control over financial reporting that may have materially affected your internal control over financial reporting “during the fourth quarter of the year covered by your annual report.” Please amend you 10-Q to disclose any change in your internal control over financial reporting that occurred during you last fiscal quarter (i.e. during the quarterly period ended December 31, 2010), rather than during the fourth quarter of the year covered by your annual report as currently disclosed. Additionally, if changes occurred during your last fiscal quarter, that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, please specifically disclose those changes. We refer you to Item 308(c) of Regulation S-K.

ANSWER: We regret the error and will amend our report accordingly.

(c) Management’s Report on Internal Control over Financial Reporting, page 11

28.  Please note that Item 4 of Form 10-Q only requires you to provide the information required by Item 307 of Regulation S-K, i.e. management’s conclusion of the effectiveness of your controls and procedures, and Item 308(c) of Regulation S-K relating to changes in your internal controls over financial reporting during the quarter. We note the disclosure relating to your evaluation of the effectiveness of your disclosure controls and procedures as of September 30, 2009 based on the criteria established by COSO. It appears that you are comingling the disclosures required by Item 308 and 307. From the various references to internal control over financial reporting including in this section, it appears that you intended to provide the disclosures required by Item 308 of Regulation S-K. Please tell us whether your management performed such an evaluation as of the end of the quarter. If you did not, please revise the filing to remove the disclosures under the heading “(c) Management’s Report on Internal Control over Financial Reporting.” To the extent such an evaluation was performed, revise this section to fully comply with the requirements of Item 308 of Regulation S-K, including clearly disclosing your managements conclusion that your internal controls over financial reporting were not effective as of December 31, 2010. We note that material weaknesses were identified.

ANSWER: We regret the error and will amend our report to comply with, and provide, the proper disclosures. Further, the disclosure will include management’s conclusion that material weaknesses were present.

Sincerely,

/s/William Wright

William Wright

Chief Executive Officer